Exhibit 12.1

POGO PRODUCING COMPANY & SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	For the year ended December 31,
	2005		2004		2003		2002		2001

EARNINGS:
Income from continuing operations before taxes, minority interest, and accounting change	$457,953		$397,901		$372,606		$116,325		$91,762
Add —
Fixed charges	72,016		32,118		48,687		63,164		67,316
Less —
Preferred dividend requirement of consolidated subsidiary	—		—		—		(4,140)		(9,999)
Capitalized interest	(23,480)		(14,216)		(16,531)		(24,033)		(33,242)

Total earnings	$506,489		$415,803		$404,762		$151,316		$115,837

FIXED CHARGES:
Interest expense	$68,654		$29,333		$46,360		$57,450		$56,259
Preferred dividend requirement of consolidated subsidiary	—		—		—		4,140		9,999
Portion of rental expense representing interest	3,362		2,785		2,327		1,574		1,058

Total fixed charges	$72,016		$32,118		$48,687		$63,164		$67,316

RATIO OF EARNINGS TO FIXED CHARGES	7.0	x	12.9	x	8.3	x	2.4	x	1.7	x

Rent expense

Office space	$3,305		$2,859		$2,739		$2,700		$2,520
Other equipment	6,782		5,497		4,241		2,022		654

Total rent expense	$10,087		$8,356		$6,980		$4,722		$3,174
Percent assumed to be interest	33%		33%		33%		33%		33%
	$3,362		$2,785		$2,327		$1,574		$1,058